Exhibit 1.01

Conflict Minerals Report
For the Year Ended December 31, 2013

We have made statements in this conflict minerals report that may constitute forward-looking statements about our plans to take additional actions or to implement additional policies or procedures with respect to our due diligence efforts to determine the origin of conflict minerals contained in our products. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Our reporting obligations under the conflict minerals rules may change in the future and our ability to implement certain processes or obtain information from our suppliers may differ materially from those anticipated or implied in this report.

Introduction

Pursuant to Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the “Rule”), Sierra Wireless, Inc. (“Sierra Wireless,” “we,” “us” and “our”) was required to conduct a reasonable country of origin inquiry (“RCOI”) on its supply chain to determine whether the “conflict minerals” contained in and necessary to the functionality or production of its products originated from the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”). As used in this report, the term “conflict minerals” includes gold, cassiterite, columbite-tantalite, wolframite and their derivatives tin, tantalum and tungsten (along with gold, “3TG”).

A copy of this Conflict Minerals Report is publicly available on our website at www.sierrawireless.com/AboutUs/investorinformation/boardofdirectorsgovernance.

Business Overview

Sierra Wireless is the global leader in machine-to-machine (“M2M”) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world.  Products sold by our two reportable business segments, OEM Solutions and Enterprise Solutions, contain conflict minerals.

Our OEM Solutions segment includes embedded wireless modules and tools for original equipment manufacturer ("OEM") customers to integrate wireless connectivity into products and solutions across a broad range of industries, including automotive, networking, energy, security, sales and payment, industrial control and monitoring, fleet management, field service, healthcare, and consumer electronics, including leading PC and tablet manufacturers. Within our OEM Solutions segment, the AirPrime® Embedded Wireless Modules product portfolio spans 2G, 3G, and 4G LTE technologies and includes robust remote device management capability, as well as support for on-board embedded applications using the OpenAT® Application Framework.

Our Enterprise Solutions segment includes intelligent gateways, modems and tools for enterprise customers, including a cloud-based platform for building, deploying and managing M2M applications. These products enable enterprise customers to get their M2M applications up and running quickly. Within our Enterprise Solutions segment, the AirLink® product portfolio includes 2G, 3G and 4G LTE gateways. AirLink® devices are rugged, intelligent wireless gateways that provide plug-and-play mission-critical connectivity. They are designed for use where reliability and security are essential, and are sold to public safety, transportation, field service, energy, industrial, retail and financial enterprises around the world. AirLink® gateways can be easily configured for the customer's application, and also support on-board embedded applications using the ALEOS Application Framework. Our Enterprise Solutions segment also includes the AirVantage® M2M Cloud which provides a secure, scalable infrastructure for M2M applications.

Supply Chain Overview and RCOI

While we perform certain supply chain related functions in-house, we outsource our manufacturing. We use several contract manufacturers and logistics partners to provide an end-to-end supply chain solution. This includes procurement, manufacturing, repair and logistic services. We also use manufacturing partners to support regional manufacturing requirements and selected products, including more complex, lower volume devices. By using the fully integrated supply chain services provided by these manufacturing partners, we expect to optimize product costs, improve alignment with our international customer base and achieve increased operating efficiencies and scalability. Many of our supplier relationships are entered into through our manufacturing partners and therefore, as part of our RCOI procedures, we were able to leverage our manufacturing partners to contact our suppliers in order to obtain conflict minerals data.

After conducting an internal assessment of our hardware products and the components within our products, we determined that the majority of our embedded wireless modules, intelligent gateways and modems contain 3TG. We therefore considered those products as part of our conflict minerals assessment. Although many of our hardware products contain 3TG, we are many steps removed in the supply chain from the mining and processing of the conflict minerals. We purchase the materials used in our products from a large network of suppliers and thus rely on our suppliers to assist us with our RCOI and due diligence efforts.

Based on our RCOI, we had reason to believe that certain of the conflict minerals contained in our products may have originated in the Covered Countries and may not have come from recycled or scrap sources. We therefore exercised due diligence to determine the source and chain of custody of those conflict minerals.

Due Diligence Measures

We designed our due diligence measures to be in conformity, in all material respects, with the “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition),” and the related supplements, published by the Organization for Economic Cooperation and Development (“OECD Guidance”).

The due diligence measures we have taken to date have focused on our largest contract manufacturer and its direct supply chain, which consists of over 150 tier one and tier two suppliers. These measures have included the following:

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We gained an understanding of the Rule’s requirements and formalized an approach to comply with the Rule, which included determining the internal resources and assistance from our manufacturing partners that would be required.

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We established a steering group to provide executive oversight and a working group, consisting of members from the Operations, Sourcing, Quality Management, Finance and Risk Management functions. We assigned responsibilities to working group members for project management, development of policies, data gathering and assessment, and internal and external reporting.

•	We examined a list of our products, as well as the components provided by suppliers, to determine whether those items contained conflict minerals.

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Once we determined that a product or component contained conflict minerals, we requested that the relevant supplier(s) provide information on the source of such conflict minerals by using the industry standard EICC-GeSI Conflict Minerals Reporting Template (“EICC Template”). The EICC Template is designed to provide aggregated information from suppliers and sub-suppliers to identify all conflict minerals processing facilities in a company's supply chain in accordance with the OECD Guidance.

•	We used the resources of our contract manufacturers to collect completed EICC Templates from suppliers.

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We provided ongoing updates to our customers on the status of our conflict minerals program through regular interactions of our personnel with customers and through a written customer statement on our website.

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We analyzed the content of EICC Templates returned by suppliers. Where suppliers provided information that appeared incomplete or inaccurate, we followed up with suppliers by direct engagement or through our manufacturing partners to obtain additional information.

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We developed our Conflict Minerals Policy regarding the sourcing of conflict minerals contained in our products. The full text of the policy is available on our website at www.sierrawireless.com/AboutUs/investorinformation/boardofdirectorsgovernance.

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We began integrating a contract clause related to conflict minerals into our new and renewed supplier agreements. That clause generally provides that suppliers will follow the requirements of our Conflict Minerals Policy and supply products to us that are sourced from conflict free facilities.

•	We engaged consultants to assist us in completing our due diligence activities for 2013 and to conduct a gap assessment of our conflict minerals program against the OECD Guidance.

•	We joined the Conflict Free Sourcing Initiative to participate in and promote industry efforts to identify and certify conflict free processing facilities.

Results of Due Diligence

On the basis of the due diligence measures described above, we have been unable to determine the country of origin of all of the conflict minerals contained in our products. We have determined, however, that there are multiple smelters that process the conflict minerals contained in our products and that most of those smelters are not in the Covered Countries.

Steps to Improve Due Diligence

We intend to take the following steps to further mitigate the risk that the conflict minerals in our products could directly or indirectly finance or benefit armed groups in the Covered Countries:

•	Expand and refine the design of our conflict minerals due diligence program.

•	Integrate procedures to streamline documentation related to the existence and source of conflict minerals in our products.

•	Enhance communication and compliance expectations with all relevant suppliers through active engagement and outreach programs.

•	Continue educating Sierra Wireless personnel regarding our conflict minerals program and Conflict Minerals Policy.

•	Leverage our membership in the Conflict Free Sourcing Initiative to access data to better inform our due diligence efforts and to promote the furtherance of conflict free sourcing in our supply chain.